SOBR Safe, Inc.

6400 S. Fiddlers Green Circle, Suite 1400

Greenwood Village, Colorado 80111

April 19, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gregory Herbers

Re:	SOBR Safe, Inc.
Registration Statement on Form S-1
File No. 333-271247 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, SOBR Safe, Inc. hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 5 p.m. Eastern Time on Friday, April 21, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Sincerely, SOBR Safe, Inc.

/s/ David Gandini
David Gandini
Chief Executive Officer